Exhibit 99.1

February 27, 2017

Press release

Turquoise Hill announces retirement of CFO

VANCOUVER, CANADA – Turquoise Hill Resources today announced the retirement of the Company’s Chief Financial Officer Steeve Thibeault effective May 23, 2017. Turquoise Hill is in the process of initiating a search for Mr. Thibeault’s successor. An announcement will be made in due course.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “I want to thank Steeve for his contributions to Turquoise Hill, particularly his financial and tax leadership. We wish him all the best in the future.”

Mr. Thibeault was appointed Chief Financial Officer in June 2014 and also serves as a director of Oyu Tolgoi LLC.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

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Email:  tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com